                        LEATHERWOOD WALKER TODD & MANN, P.C.

JOHN E. JOHNSTON, JR.

HARVEY G. SANDERS, JR.

DAVID A. QUATTLEBAUM III

JOSEPH E. MAJOR

DUKE K. MCCALL, JR.

EARLE G. PREVOST

J. RICHARD KELLY

A. MARVIN QUATTLEBAUM

JACK H. TEDARDS, JR.

F. MARION HUGHES

MICHAEL J. GIESE

MARK R. HOLMES

WILLIAM L. DENNIS

NATALMA M. MCKNEW

ROBERT A. DEHOLL

RICHARD L. FEW, JR.

STEVEN E. FARRAR

H. GIBERT SANDERS, III

THOMAS W. EPTING

JAMES L. ROGERS, JR

DAVID E. HODGE

FRANK C. WILLIAMS III

WILLIAM L. PITMAN

ROBERT D. MOSELEY, JR

JAMES T. HEWITT

KURT M. ROZELSKY

J. TOD HYCHE

LAUREL R.S. BLAIR

JAMILE J. FRANCIS III

JOHN P. RIORDAN

SEANN GRAY TZOUVELEKAS

WILLIAM B. SWENT

MICHELE FULLER LYERLY

LAURIN MILFORD MCDONALD

PETER A. RUTLEDGE

PAUL E. HAMMACK

CARI V. HICKS

MARY H. WATTERS

J. KURT SCHUMACHER, JR.

JENNIFER ADAMSON MOORHEAD

MARGARET C. MCGEE

ALEXANDRE N. MACCLENAHAN

OLIVIA T. ROWE

ERIKA B. NEWSOM

ZANDRA L. JOHNSON

S. BROOKE CHAPMAN

JOHN M. WALKER

P. GRIFFIN BELL

THOMAS M. LARKIN

SALLIE S. HOLDER

ATTORNEYS AT LAW THE LEATHERWOOD PLAZA 300 EAST MCBEE AVENUE, SUITE 500 GREENVILLE, SOUTH CAROLINA 29601 FAX: (864) 240-2477 TELEPHONE: (864) 242-6440 May 14, 2007

Mailing Address:

Post Office Box 87

Greenville, SC 29602-0087

COUNSEL:

JAMES H. WATSON

D.B. LEATHERWOOD

1896-1989

WESLEY M. WALKER

1915-1999

FLETCHER C. MANN

1921-2003

WRITER’S

Direct Dial: 864-240-2494

Direct Fax: 864-240-2479

E-Mail: bpitman@lwtm.com

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-10004

Attention: Filing Desk

RE:	Post Effective Amendment No. 4 to the Registration Statement on Form SB-2 (File No. 333-129842) of Computer Software Innovations, Inc.

Ladies and Gentlemen:

On behalf of Computer Software Innovations, Inc., a Delaware corporation (the “Company”), we transmit for filing, pursuant to Rule 101 of Regulation S-T, the fourth post-effective amendment (the “Amendment”) to the Company’s Form SB-2 Registration Statement (the “Registration Statement”) under the Securities Act of 1933, as amended, relating to the registration of 15,295,728 shares, subject to adjustment, of the Company’s common stock, $0.001 par value per share (the “Shares”). The Shares are to be offered and sold from time to time by Barron Partners LP, or the “Selling Stockholder.” The Registration Statement was declared effective on February 14, 2006.

The purpose of the amendment is to update certain disclosures from the prior amendment filed April 27, 2007 and finalize the prospectus prior to the Amendment’s effectiveness. We anticipate submitting a request for effectiveness immediately following the filing of the Amendment.

Below are the Company’s responses to the Commission’s comments contained in its letter to the Company dated May 10, 2007 concerning the Company’s Form 10-KSB for the fiscal year ended December 31, 2006.

Form 10-KSB for the fiscal year ended December 31, 2006

Item 8A. Controls and Procedures

SEC Comment 1.

We call your attention to your disclosure regarding material changes to internal control over financial reporting in response to Item 308(c) of Regulation S-B. There appears to be a discrepancy with respect to the changes made in the third quarter ended September 30, 2006, as disclosed in the amended 10-QSB for that period and the December 31, 2006 10-KSB. Specifically, we note your statement on page 113 in the 10-KSB that in the third quarter of 2006, you purchased software for approximately $50,000 to automate monitoring of your controls. The disclosure in the September 30, 2006 10-QSB makes no reference to such a purchase and, based on your disclosure in the June 30, 2006 10-QSB, it appears that of the $110,000 spent in the first nine months of 2006, only $10,000 was spent during the third quarter. Please advise and modify the relevant disclosure accordingly.

May 14, 2007

Response 1.

The referenced disclosure contained in our 2006 Form 10-KSB was correct. In the third quarter of 2006, we purchased software for approximately $50,000 to automate the monitoring of our internal controls. As stated in the Form 10-KSB, the new system was installed and training begun, but no improvements implemented in 2006. As we believe the software represents a change which is reasonably likely to materially affect the Company’s internal control over financial reporting, we believe the disclosure on the third quarter acquisition of the software and our continuing efforts in the fourth quarter with respect to installation and training were appropriate.

In light of the above, we now believe the disclosure in our September 30, 2006 Form 10-QSB may have been incomplete. Specifically, although the acquisition of the software in the third quarter produced no immediate change in our internal controls, we believe it did constitute an event which will materially affect our internal controls in the future. Accordingly, we believe it would have been appropriate to disclose the software acquisition in the third quarter Form 10-QSB.

You noted an apparent discrepancy in the amount of expenditures with respect to Sarbanes-Oxley compliance and internal controls in the third quarter. As you suggest, the aggregate of $110,000 presented in that quarter Form 10-QSB was inadvertently understated. The amount presented took into account professional and legal compliance expenses, but did not include capital expenditures, such as the acquisition of the new software.

If requested, we will again amend the September 30, 2006 Form 10-QSB to include clarifying and additional disclosure. However, given that complete disclosure is contained in the subsequent and superseding Form 10-KSB, we respectfully request that further amendment of the third quarter 2006 Form 10-QSB be avoided.

SEC Comment 2.

Item 308(c) requires that you discuss the material changes to your internal control over financial reporting made during the fourth fiscal quarter in the case of an annual report. Your discussion regarding such changes refers merely to changes made in “late 2006.” Please confirm whether the references to “late 2006” refer to changes made in the fourth fiscal quarter. In addition, provide us with a representation that you will conform your disclosures in future filings, including any amendments to the December 31, 2006 10-KSB.

Response

The changes disclosed as made in “late 2006” were in fact those changes made in the forth quarter of 2006.

Management represents that it will conform disclosures in all future filings, including any amendments, to more specifically refer to the specific quarters in which the changes were made.

May 14, 2007

*        *        *        *

If you have any questions or need further information regarding the enclosed filing or the responses to the comments contained in this letter, please contact the undersigned at (864) 240-2494. For convenience, we are providing courtesy copies of this letter and a blackline copy of the Amendment to Maryse Mills-Apenteng and Mark P. Shuman, Branch Chief – Legal.

Sincerely,

/s/ William L. Pitman
William L. Pitman
Leatherwood Walker Todd & Mann, P.C.

cc:	Mark P. Shuman

Maryse Mills-Apenteng

David B. Dechant